Exhibit 99.1

Aegon strengthens Dutch capital position and reports strong 2Q 2017 results

Significant strengthening of Dutch capital position

🌑	Solvency II ratio of Aegon NL increases from 144% on June 30, 2017 to ~175% on a pro forma basis as a result of EUR 1 billion capital injection from the group, the sale of UMG and risk profile enhancements
🌑	Dividends from business units and proceeds from divestments provide financial flexibility to inject capital into Dutch business. Aegon intends to issue EUR 500 million 1-year senior notes in 3Q 2017 to prefund expected cash inflows
🌑	Loss absorbing capacity of deferred taxes factor in NL set at 75% at June 30, 2017
🌑	Based on its solid capital position and growing capital generation Aegon NL is expected to resume dividend payments, starting with a 2017 dividend of EUR 100 million in 1H 2018

Group solvency ratio increases by 28%-points to 185%

🌑	Agreement with regulator on amendment of conversion methodology for US business under Solvency II; leads to a 15%-points uplift of group solvency ratio, increased comparability with peers and improvement in quality of capital
🌑	Group solvency ratio of 185% as of June 30, 2017 – including benefit from amended conversion methodology – well within new target range of 150–200%
🌑	On a comparable basis, solvency ratio up by 13%-points, mainly the result of divestments and capital generation
🌑	Capital generation of EUR 0.6 billion, including EUR 0.3 billion market impacts and one-time items
🌑	Holding excess capital increases by EUR 0.3 billion to EUR 1.7 billion, supported by regular dividends from US and CEE, and special dividend from Asia
🌑	Interim dividend of EUR 0.13 per share. Reconfirming target to return EUR 2.1 billion of capital over 2016–2018

Net income of EUR 529 million supported by gain related to divestment

🌑	Underlying earnings up strongly by 23% to EUR 535 million driven by improved claims experience and higher fee income from favorable equity markets. As a result, return on equity increases by 160 basis points to 8.4%
🌑	Fair value items of EUR (191) million mainly due to adverse credit spread movements
🌑	Gain of EUR 149 million related to divestment US run-off businesses supports net income; reinsurance transaction resulted in a book loss, whereas overall result includes subsequent release of deferred gains on related derivatives

Strong sales and improved margins

🌑	Strong institutional platform sales in the UK lead to gross deposits of EUR 35 billion; net deposits of EUR 2.3 billion driven by asset management and UK platform flows
🌑	New life sales decline by 8% to EUR 224 million due to lower sales in US and exit from UK annuities
🌑	Accident & health and general insurance sales remain stable at EUR 230 million
🌑	Market consistent value of new business increases by 35% to EUR 134 million benefiting from higher interest rates

Statement of Alex Wynaendts, CEO

“Aegon’s second quarter results are strong, and reflect the continued positive momentum in our businesses and financial markets, as well as the benefit from expense savings. I’m pleased that management actions are having the desired effect, particularly the marked improvement in the profitability of our US business. This improvement, together with the book gain related to the divestment of the majority of our US run-off business and related derivative positions, supports net income of 529 million euro for the quarter.

“Today, we are also announcing a range of measures that significantly increase our solvency ratio, including a capital injection of 1 billion euro in Aegon the Netherlands and agreement with our regulator on a number of outstanding solvency-related topics. These measures, together with the recently announced strategic divestments, increase our financial flexibility, strengthen our capital position and improve the outlook for capital generation – all of which give us confidence in our ability to return 2.1 billion euro to shareholders over the period 2016 to 2018.”

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Debora de Laaf	Willem van den Berg	Audio webcast on aegon.com
+31 (0) 70 344 8730	+31 (0) 70 344 8305	United States: +1 719 325 4756
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 330 336 9105
The Netherlands: +31 20 721 9251
Passcode: 557222

Key performance indicators
EUR millions [12]	Notes	2Q 2017	2Q 2016	%	1Q 2017	%	YTD 2017	YTD 2016	%

Underlying earnings before tax	1	535	435	23	488	10	1,022	897	14

Net income / (loss)		529	(385)	n.m.	378	40	907	(242)	n.m.

Sales	2	3,937	2,765	42	3,942	-	7,880	6,324	25

Market consistent value of new business	3	134	100	35	172	(22)	306	232	32

Return on equity	4	8.4%	6.8%	23	7.2%	15	7.8%	7.1%	11

Note: All comparisons in this release are against the second quarter of 2016, unless stated otherwise.

Details on strengthening of capital position

Significant increase of Dutch capital ratio

The Solvency II ratio of Aegon the Netherlands is expected to increase from 144% on June 30, 2017 to ~175% on a pro forma basis reflecting a EUR 1 billion capital injection from the group in the third quarter of 2017, the recently announced sale of Unirobe Meeùs Groep (UMG), and risk profile enhancements. This will enable the Dutch business to focus on executing its strategy in order to grow future capital generation.

Strong cash flows to the holding provide Aegon with the financial flexibility to inject capital into its Dutch business. These cash flows will come in the form of dividends upstreamed by the business units and proceeds from divestments in the second half of 2017 which are subject to customary regulatory approval. The company plans to issue EUR 500 million 1-year senior notes in the third quarter of 2017 to prefund the expected cash inflows in order to inject the full EUR 1 billion into the Dutch business by September 30, 2017.

After extensive discussions with the Dutch Central Bank (DNB), Aegon has also resolved a number of outstanding methodological matters with respect to its partial internal model. Following agreement on the interpretation of DNB’s guidance on the loss absorbing capacity of deferred taxes (LAC-DT), Aegon set the LAC-DT factor in the Netherlands at 75% at June 30, 2017. The LAC-DT factor will be calculated on a quarterly basis using the agreed methodology.

The Solvency II ratio of Aegon the Netherlands is expected to be well within the updated target range of 150–190% by year-end 2017. As a result of the improvement in its capital ratio and the closing of current methodological discussions with DNB, the Dutch business is expected to be in a position to resume dividend payments to the group. Aegon the Netherlands intends to pay a 2017 dividend of EUR 100 million in the first half of 2018, subject to market conditions and regular governance in line with its capital management policy. Thereafter, Aegon the Netherlands will resume a pattern of interim and final dividends.

Amendment of US conversion methodology

Aegon has also obtained approval from DNB to amend the conversion methodology for its US business under Solvency II. This methodology is consistent with EIOPA’s guidance on how to calculate group solvency in the context of equivalence. It includes lowering of the conversion factor from 250% to 150% RBC and reducing own funds by 100% RBC requirement to reflect transferability restrictions. The methodology is subject to annual review. The change in methodology leads to an increase in Aegon’s group solvency ratio by 15%-points, enhances comparability with European peers and improves the quality of capital. Under the new methodology restricted and unrestricted tier-1 capital as a percentage of the Solvency Capital Requirement increase significantly.

Updated solvency target ranges

Including the benefit from the amended conversion methodology, the group solvency ratio amounts to 185% as of June 30, 2017. This is well within the new group target range of 150–200%. The change compared with the old target range of 140–170% reflects the amendment of the conversion methodology for Aegon’s US business, and the updated Solvency II target ranges for both the Netherlands (150–190%) and the United Kingdom (145–185%). The increased target ranges for the Netherlands and the United Kingdom are part of the company’s new capital management policy. Aegon decided to update its capital management policy for its operating entities to protect the execution of the strategy, capital generation and dividends.

Strategic highlights

🌑	Aegon divests businesses to increase its financial flexibility
🌑	Kames Capital named Property Manager of the Year
🌑	Role created to drive new Transamerica workplace service model
🌑	Aegon launches enhanced ‘Mijn Aegon’ app to simplify self-service in the Netherlands

Aegon’s ambition

Aegon’s ambition is to be a trusted partner for financial solutions at every stage of life, and to be recognized by its customers, business partners and society as a company that puts the interests of its customers first in everything it does. In addition, Aegon wants to be regarded by its employees as an employer of choice, engaging and enabling them to succeed. This ambition is supported by four strategic objectives embedded in all Aegon businesses: Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees.

Optimized portfolio

Aegon accelerated the execution of its strategy by announcing three divestments in the past three months. The transactions increase Aegon’s financial flexibility by releasing over EUR 1 billion of capital and by enhancing Aegon’s group solvency ratio by approximately 10%-points.

In the United States, Aegon completed the divestment of its two largest US run-off businesses – the payout annuity business and the Bank Owned / Corporate Owned Life Insurance (BOLI/COLI) business – to Wilton Re in the second quarter. Through the transaction Aegon has achieved its objective to reduce the amount of capital allocated to its run-off businesses by USD 1 billion before the end of 2018. The divestment and related management actions are expected to result in a capital release of approximately USD 700 million in 2017. This capital release is expected to raise Aegon’s group solvency ratio by approximately 6%-points, of which 5%-points were realized in the second quarter of 2017.

The divestment of these run-off businesses resulted in a post-tax book gain of USD 161 million (EUR 149 million). Whereas the reinsurance transaction itself resulted in a book loss, the overall result also includes a USD 493 million (EUR 456 million) post-tax release of deferred gains related to the discontinuance of hedge accounting for certain cash flow hedges associated with the payout annuity block. Subsequent to closing the transaction on June 28, 2017, as part of its second quarter 2017 closing process, management concluded to discontinue the hedge accounting treatment for previously closed forward starting swaps that were linked to the assets transferred or sold as part of this divestment. As a consequence of the discontinuance of hedge accounting treatment, the deferred gains have been recycled from revaluation reserves to other income.

On August 8, Aegon announced the sale of UMG to Aon Groep Nederland for EUR 295 million. UMG is a top-3 independent financial advisory group in the Netherlands, which provides advice and insurance products to both retail and wholesale customers. This transaction allows the company to focus on those businesses that are core to its strategy. The divestment is expected to result in an increase of Solvency II capital of approximately EUR 225 million, which will be retained in Aegon the Netherlands. This will improve the group solvency ratio by an estimated 2.5%-points. The transaction will lead to a book gain of approximately EUR 180 million upon closing, which will be reported in Other income at the time of closing.

On August 10, Aegon announced the sale of Aegon Ireland plc to AGER Bermuda Holding Ltd., the holding company of the European operations of Athene Holding Ltd. This transaction will further optimize Aegon’s portfolio of businesses and increase its financial flexibility. The proceeds from the divestment of Aegon Ireland, a provider of unit linked guarantee and offshore bond products predominantly in the United Kingdom, will be 81% of the Own Funds at the end of 2017. Solvency II Own Funds of Aegon Ireland were approximately GBP 200 million (EUR 220 million) per June 30, 2017. Aegon’s group solvency ratio is estimated to improve by approximately 2% as a result of the transaction. Based on the book value at June 30, 2017, the book loss from this transaction is expected to amount to approximately GBP 115 million (EUR 125 million), subject to certain closing and market conditions, and will be reported in Other charges.

Furthermore, on June 30, 2017, Aegon also completed the Rothesay Part VII transfer related to the divestment of the UK annuity book as announced last year. The completion led to a 2%-points uplift of the group solvency ratio. Aegon expects to complete the Legal & General Part VII transfer related to the divestment of the annuity book in the second half of 2017.

Operational excellence

Kames Capital, Aegon’s asset management business in the UK, was named Property Manager of the Year at the 2017 UK Pensions Awards. These prestigious awards recognize the highest levels of innovation, performance and service to pension schemes and their members. The judges considered a range of factors, including organizational strength, investment performance, innovation and client services. Kames was also short-listed for Fixed Income Manager of the Year, demonstrating their credentials across a range of asset classes.

Transamerica, Aegon’s US subsidiary, announced the appointment of Scott Ramey to Head of Workplace Solutions. In this new role, Mr. Ramey will oversee Transamerica’s comprehensive workplace service model that integrates worksite, voluntary benefits and retirement plans into one integrated application. Through Workplace Solutions employers can offer their employees voluntary opt-in benefits, such as a first-of-its-kind hospital indemnity insurance policy Transamerica Provider SelectSM, which provide double cash benefits when employees’ hospital care is received at a treatment center designated by the employer. In addition, Workplace Solutions enables employers to offer employees supplemental health policies, long-term care insurance and retirement plans.

Customer loyalty

Addressing customers’ desire for simplicity, flexibility and cost efficiency in their retirement planning, Transamerica has enhanced the Transamerica Income EdgeSM living benefit rider, and launched two new lower cost investment options. Transamerica Income Edge is a living benefit rider available with most Transamerica variable annuities, the aim of which is to enable individuals to effectively plan their retirement. Changes to the rider include a fee reduction, together with a reduction in the waiting period from five to three years before which customers are eligible to start receiving a higher living benefit withdrawal percentage. In addition, Transamerica launched both an international and domestic index portfolio available for Transamerica Income Edge.

In the Netherlands, Aegon rolled-out a new version of its customer app Mijn Aegon (My Aegon). The app, which is currently used by more than 150,000 Aegon customers and responsible for 35% of all self-service transactions conducted online, has been enhanced to provide an even better service to its users. Mijn Aegon underwent extensive testing with customers in Aegon’s Customer Experience (CX) center, and now boasts several key feature updates. These include a new design that provides a more intuitive navigation experience, reduces information to only that which is most relevant for the users and an action button to quickly organize account information. Furthermore, the new app was designed on a new technical platform that will allow Aegon to add new self-service functionality faster and easier in the future, with the aim to provide customers with an even better service.

Empowered employees

Aegon held the first of two Hackathons for 2017, with the theme of ‘Customer Centricity: customers at the heart of our decision-making’. Consisting of twelve teams from Aegon’s offices around the world, colleagues worked together to transform their ideas into functional prototypes within 24 hours. The Hackathons enabled employees to work across countries, disciplines and functional lines, and share their creativity and to showcase their skills and expertise in everything from coding to finance. After 24 hours, each team pitched their idea to an international jury of Aegon managers. Five ideas in total have been selected for further exploration by various country units within Aegon.

Financial overview
EUR millions	Notes	2Q 2017	2Q 2016%		1Q 2017%		YTD 2017	YTD 2016%

Underlying earnings before tax
Americas		341	270	26	313	9	653	554	18
Europe		195	160	21	169	15	364	330	10
Asia		11	1	n.m.	12	(11)	23	1	n.m.
Asset Management		32	37	(14)	37	(14)	69	82	(16)
Holding and other		(43)	(33)	(31)	(44)	—	(87)	(69)	(25)
Underlying earnings before tax		535	435	23	488	10	1,022	897	14

Fair value items		(191)	(358)	47	(53)	n.m.	(244)	(716)	66
Realized gains / (losses) on investments		111	229	(52)	76	46	187	283	(34)
Net impairments		2	(23)	n.m.	(11)	n.m.	(9)	(59)	85
Other income / (charges)		291	(656)	n.m.	6	n.m.	297	(662)	n.m.
Run-off businesses		10	18	(45)	31	(68)	41	47	(12)
Income before tax		757	(355)	n.m.	536	41	1,294	(210)	n.m.
Income tax		(228)	(30)	n.m.	(159)	(44)	(387)	(32)	n.m.
Net income / (loss)		529	(385)	n.m.	378	40	907	(242)	n.m.

Net underlying earnings		390	312	25	350	11	739	663	11

Commissions and expenses		1,648	1,589	4	1,666	(1)	3,314	3,333	(1)
of which operating expenses	9	1,001	926	8	983	2	1,984	1,886	5

Gross deposits (on and off balance)	10
Americas		9,288	9,265	—	12,835	(28)	22,123	22,737	(3)
Europe		12,007	3,088	n.m.	10,054	19	22,061	6,529	n.m.
Asia		48	94	(49)	73	(34)	121	167	(27)
Asset Management		13,492	10,506	28	11,006	23	24,498	23,598	4
Total gross deposits		34,835	22,953	52	33,969	3	68,804	53,031	30

Net deposits (on and off balance)	10
Americas		(2,052)	(56)	n.m.	(406)	n.m.	(2,458)	4,769	n.m.
Europe		1,901	159	n.m.	774	146	2,675	890	n.m.
Asia		31	80	(62)	55	(43)	85	139	(39)
Asset Management		2,491	1,046	138	(6,260)	n.m.	(3,769)	3,286	n.m.
Total net deposits excluding run-off businesses		2,372	1,229	93	(5,837)	n.m.	(3,466)	9,084	n.m.
Run-off businesses		(75)	(103)	28	(166)	55	(240)	(343)	30
Total net deposits / (outflows)		2,297	1,125	104	(6,003)	n.m.	(3,706)	8,740	n.m.

New life sales
Life single premiums		379	489	(22)	495	(23)	875	1,099	(20)
Life recurring premiums annualized		186	195	(5)	196	(5)	382	400	(4)
Total recurring plus 1/10 single		224	244	(8)	246	(9)	469	510	(8)

New life sales	10
Americas		125	138	(10)	127	(2)	251	282	(11)
Europe		65	75	(13)	67	(3)	132	160	(17)
Asia		34	31	9	52	(35)	86	68	26
Total recurring plus 1/10 single		224	244	(8)	246	(9)	469	510	(8)

New premium production accident and health insurance		200	199	1	273	(27)	473	460	3
New premium production general insurance		30	27	12	27	13	57	51	11

Revenue-generating investments
		Jun. 30, 2017	Mar. 31, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		816,915	847,234	(4)	743,200	10
Investments general account		140,544	155,847	(10)	156,813	(10)
Investments for account of policyholders		198,278	206,294	(4)	203,610	(3)
Off balance sheet investments third parties		478,093	485,094	(1)	382,776	25

Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax increased by 23% compared with the second quarter of 2016 to EUR 535 million. The increase was largely driven by a significant improvement in underwriting results in all regions, and higher fee income. This more than offset lower investment income and increased holding expenses. Adverse claims experience and negative one-time items totaled EUR 15 million in the second quarter of 2017.

Underlying earnings from the Americas increased by 26% to EUR 341 million, mainly driven by higher fee revenue from favorable equity markets and improved claims experience. The latter reflects the benefit from management actions as part of the five part plan aimed at improving profitability in the life & health businesses. Claims experience improved by EUR 35 million compared with the same quarter last year, although it remained EUR 11 million below company expectations. The current quarter also included a EUR 15 million negative adjustment to intangible assets from lower reinvestment yields.

Underlying earnings from Aegon’s operations in Europe increased by 21% to EUR 195 million. Higher fee income due to favorable equity markets, an improvement in non-life results and EUR 11 million positive one-time items more than offset lower investment income in the Netherlands due to prepayments and interest rate resets on mortgages.

Aegon’s underlying earnings in Asia increased from EUR 1 million to EUR 11 million. This increase was driven by higher earnings from the High Net Worth (HNW) businesses and China, primarily as a result of business growth and favorable persistency.

Underlying earnings from Aegon Asset Management declined by 14% to EUR 32 million, as lower expenses were more than offset by lower management fees from lower asset balances.

The result from the holding declined by EUR 10 million to a loss of EUR 43 million partly driven by higher project-related expenses and a positive one-time benefit in the same quarter last year.

Net income

Net income amounted to EUR 529 million in the second quarter compared with a loss of EUR 385 million last year. The current quarter results benefited from a gain related to the divestment of the majority of the US run-off businesses, while last year’s results included a book loss on the annuity divestment in the United Kingdom.

Fair value items

The loss from fair value items amounted to EUR 191 million, as adverse credit spread movements in the Netherlands and the United States, and negative fair value changes on hedges in place to protect Aegon’s capital position more than offset positive real estate revaluations in the Netherlands.

Realized gains on investments

Realized gains totaled EUR 111 million, and were mainly related to the sale of corporate bonds in the Netherlands to improve the risk profile of the general account investment portfolio.

Impairment charges

Net recoveries amounted to EUR 2 million and reflect the continued benign credit environment.

Other income

Other income of EUR 291 million was mainly driven by a EUR 231 million pre-tax gain on the transaction with Wilton Re to divest the majority of the run-off businesses in the United States, which closed on June 28, 2017. Whereas the reinsurance transaction itself resulted in a book loss, the overall result also includes a EUR 706 million pre-tax release of deferred gains related to the discontinuance of hedge accounting for certain cash flow hedges associated with the payout annuity block. Subsequent to closing the transaction on June 28, 2017, as part of its second quarter 2017 closing process, management concluded to discontinue the hedge accounting treatment for previously closed forward starting swaps that were linked to the assets transferred or sold as part of this divestment. As a consequence of the discontinuance of hedge accounting treatment, the deferred gains have been recycled from revaluation reserves to other income. In addition, there was a partial release of the expense reserve of EUR 82 million in the United Kingdom in relation to the divestment of the UK annuity business, in line with previous guidance.

Run-off businesses

The results from run-off businesses halved to EUR 10 million due to the divestment of the majority of the run-off businesses, which were derecognized as of this quarter.

Income tax

Income tax amounted to EUR 228 million, which implies an effective tax rate for the second quarter of 30%. The effective tax rate on underlying earnings was 27%.

Return on equity

Return on equity increased by 160 basis points compared with the same quarter last year to 8.4%, as a result of improved underlying earnings.

Operating expenses

Operating expenses increased by 8% compared with the second quarter of 2016 to EUR 1.0 billion, as a result of acquisitions in the United Kingdom and an increase in integration and restructuring expenses. Excluding the impact from these acquisitions, and integration and restructuring charges, operating expenses increased by 1% on a constant currency basis. Aegon targets to implement EUR 350 million of expense savings by year-end 2018 as part of its plans to reach a 10% return on equity by the end of 2018. Initiatives to reduce expenses have so far led to annual run-rate expense savings of approximately EUR 160 million.

Sales

Aegon’s total sales increased by 42% to EUR 3.9 billion in the second quarter of 2017. This was mainly the result of an increase in gross deposits by 52% to EUR 34.8 billion. The increase was primarily driven by strong institutional platform sales in the United Kingdom, which can fluctuate. In addition, asset management gross deposits increased as a result of higher gross inflows in the Americas and the Netherlands. Net deposits amounted to EUR 2.3 billion and were mainly driven by inflows in asset management and on Aegon’s platform in the United Kingdom. These more than offset net outflows in the Americas as a result of contract discontinuances in the business acquired from Mercer.

New life sales declined by 8% to EUR 224 million. Lower term life and indexed universal life sales in the United States, and lower sales following the exit from UK annuities were partly offset by strong sales in Asia as a result of continued strong critical illness sales in China. New premium production for accident & health and general insurance increased by 2% to EUR 230 million due to favorable currency movements. On a constant currency basis the premium production was stable across all segments.

Market consistent value of new business

The market consistent value of new business (MCVNB) increased by 35% to EUR 134 million. The benefit from higher interest rates and strong sales in China more than offset the exclusion of mortgage sales from the MCVNB calculation and the exit from UK annuities.

Revenue-generating investments

Revenue-generating investments were down by 4% during the quarter to EUR 817 billion. This decrease was primarily driven by adverse currency movements and the divestment of the majority of the US run-off business, which more than offset net inflows and favorable equity market movements.

Capital management

Shareholders’ equity amounted to EUR 20.4 billion on June 30, 2017. The decrease of EUR 1.1 billion compared with the first quarter was mainly driven by unfavorable currency movements and the impact of the reinsurance transaction with Wilton Re, which more than offset the positive impact of market movements on revaluation reserves. Shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, decreased by EUR 0.5 billion to EUR 17.1 billion – or EUR 8.21 per common share – at the end of the second quarter, as unfavorable currency movements more than offset by retained earnings. The gross leverage ratio remained stable at 29.4% as retained earnings were offset by adverse currency movements.

Holding excess capital increased by EUR 0.3 billion to EUR 1.7 billion, of which EUR 500 million was used on July 18, 2017 to redeem EUR 500 million senior unsecured notes. The increase was mainly driven by a EUR 365 million regular interim dividend from the United States, EUR 30 million regular dividends from Central & Eastern Europe (CEE), and a EUR 176 million special dividend from Asia, which were only partly offset by funding and operating expenses as well as the payment of the cash portion of the final 2016 dividend.

Capital generation

Capital generation of the operating units amounted to EUR 0.6 billion for the quarter. Market impacts and one-time items amounted to EUR 0.3 billion, and mainly related to derisking of the general account in the Netherlands and lower capital requirements for equity risk in the United Kingdom as a result of hedges put in place to protect fee income. Capital generation of the operating units excluding market impacts and one-time items amounted to EUR 0.3 billion in the second quarter of 2017.

Solvency II ratio

Aegon has obtained approval from DNB to amend the conversion methodology for its US business under Solvency II. It includes lowering of the conversion factor from 250% to 150% RBC and reducing own funds by 100% RBC requirement to reflect transferability restrictions. The methodology is subject to annual review. The change in methodology enhances comparability with European peers, leads to an increase in Aegon’s group solvency ratio by 15%-points, and improves the quality of capital.

On a comparable basis, the group solvency ratio increased by 13%-points this quarter mainly as a result of the divestment of the majority of the US run-off businesses (+5%), the completion of the Rothesay Part VII transfer related to the divestment of the UK annuity book (+2%), and capital generation including market impacts and one-time items (+6%). Including the change in conversion methodology for the US, this brings Aegon’s group solvency ratio to 185% per the end of the second quarter.

The estimated local solvency ratios of Aegon’s main units as of June 30, 2017 were:

🌑	464% RBC ratio in the United States
🌑	144% Solvency II ratio in the Netherlands
🌑	169% Solvency II ratio in the United Kingdom

Interim dividend

Aegon aims to pay out a sustainable dividend to allow equity investors to share in Aegon’s performance, which can grow over time if Aegon’s performance so allows. The 2017 interim dividend amounts to EUR 0.13 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the final 2016 and interim 2017 stock dividend on earnings per share in the fourth quarter of this year, barring unforeseen circumstances.

Aegon’s Euronext-listed shares will be quoted ex-dividend on August 18, 2017, and its NYSE-listed shares will be quoted ex-dividend on August 17, 2017. The record date is August 21, 2017. The election period for shareholders will run from August 23 up to and including September 8, 2017. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 4 through September 8, 2017. The stock dividend ratio will be announced on September 13, 2017 and the dividend will be payable as of September 15, 2017.

Financial overview, 2Q 2017 geographically
EUR millions	Americas	Europe	Asia	Asset Management	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	105	104	15	-	-	224
Individual savings and retirement products	142	-	(3)	-	-	139
Pensions	93	63	-	-	-	156
Non-life	-	23	-	-	-	23
Asset Management	-	-	-	32	-	32
Other	-	4	(1)	-	(43)	(40)
Underlying earnings before tax	341	195	11	32	(43)	535

Fair value items	(33)	(165)	(1)	-	8	(191)
Realized gains / (losses) on investments	19	89	2	-	-	111
Net impairments	5	(3)	-	-	-	2
Other income / (charges)	228	64	-	(1)	-	291
Run-off businesses	10	-	-	-	-	10
Income before tax	570	180	12	32	(36)	757
Income tax	(171)	(45)	(13)	(10)	9	(228)
Net income / (loss)	399	135	(1)	22	(26)	529

Net underlying earnings	250	152	(2)	22	(32)	390

Employee numbers
	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016
Employees	29,657	29,544	29,380
of which Aegon’s share of employees in joint ventures and associates	6,146	5,898	5,944

Americas

🌑	Underlying earnings before tax increase by 23% to USD 374 million, mostly driven by improved claims experience and favorable equity markets
🌑	Net income more than doubles to USD 436 million, mainly driven by a gain on derivatives related to the divestment of the majority of the run-off businesses
🌑	Gross deposits amount to USD 10.3 billion; net outflows of USD 2.3 billion mainly as a result of contract discontinuances in the business acquired from Mercer

Execution of strategy

Aegon has transformed its US operations into one, functionally-organized business that enables it to better meet customers’ needs. Work is underway to optimize the business model and deliver significant digital modernization through a more efficient use of technology and outsourcing capabilities. These initiatives are expected to deliver run rate expense savings in the second half of the year and into 2018, in addition to improving the customer experience. In the second quarter of 2017, Aegon launched a beta version of its new workplace solutions app for employees and employers focused on the strong link between participants’ wealth and health needs.

In-force management is another important building block of Aegon’s five part plan aimed at increasing the return on capital for its business in the US. Aegon has taken decisive action to address the financial performance of the life & health businesses, including implementing increases of monthly deduction rates on its universal life insurance business and rate increases on its long term care business. Good progress is being made on monthly deduction rate increases, and Aegon has received approvals on the majority of its long term care portfolio.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the second quarter of 2017 increased by 23% to USD 374 million, as a result of improved claims experience and higher fee revenue from favorable equity markets. Improved claims experience reflects the benefit from management actions as part of the five part plan.

🌑	Life earnings increased by 20% to USD 46 million, as mortality experience improved by USD 8 million, although it remained USD 12 million below company expectations. This quarter included a negative intangible adjustment of USD 16 million related to lower reinvestment yields, which is a USD 5 million improvement on the same quarter last year. These improvements were partly offset by other items, including adverse persistency.
🌑	Earnings from Accident & Health increased by USD 45 million to USD 65 million, mainly driven by a strong improvement of claims experience, and by higher investment income. Claims experience was in line with expectations, an improvement of USD 30 million compared with last year.
🌑	Earnings from Retirement Plans increased by 14% to USD 79 million primarily due to higher fee revenue resulting from favorable equity market performance.
🌑	Mutual Fund earnings remained stable at USD 12 million, as increased fee revenue was offset by higher expenses.
🌑	Earnings from Variable Annuities increased by 5% to USD 102 million, mostly driven by increased fee revenue resulting from higher equity markets.
🌑	Earnings from Fixed Annuities declined slightly to USD 44 million.
🌑	Stable Value Solutions earnings were unchanged at USD 24 million.
🌑	Earnings from Latin America increased from nil to USD 2 million, as a result of growth in the Brazilian joint venture.

Net income

Net income from Aegon’s businesses in the Americas more than doubled to USD 436 million in the second quarter. This strong increase was mainly driven by an improvement of fair value items and a gain related to the divestment of the majority of the run-off businesses.

The results from fair value items amounted to a loss of USD 36 million compared with a loss of USD 122 million in the second quarter of last year.

🌑	The loss on fair value hedges without an accounting match under IFRS was USD 9 million, of which USD 4 million related to the macro hedge on GMIB variable annuities.
🌑	Fair value hedges with an accounting match, which includes the hedges on Aegon’s GMWB variable annuities, produced a loss of USD 44 million as a result of tightening credit spreads.
🌑	The results on fair value investments amounted to a benefit of USD 18 million as a result of a gain on credit derivatives and outperformance of alternative investments.

The results from run-off businesses halved to USD 11 million due to the divestment of the majority of the run-off businesses, which were derecognized as of this quarter. Realized gains on investments of USD 21 million primarily resulted from normal trading activity. Net recoveries amounted to USD 5 million, and mainly related to a sustained improvement in the cash flow profile of residential mortgage backed securities.

Other income contains a total pre-tax gain of USD 250 million related to the transaction with Wilton Re to divest the majority of the run-off businesses, including a gain from the discontinuance of hedge accounting treatment for previously closed forward starting swaps.

Return on capital

The return on average capital invested in Aegon’s businesses in the Americas in the second quarter of 2017, excluding revaluation reserves and defined benefit plan remeasurements, increased by 130 basis points to 7.4% as a result of higher underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding. The return on capital of the Americas is expected to benefit from the capital upstream related to the divestment of the majority of the run-off businesses.

Operating expenses

Operating expenses increased by 4% to USD 466 million, mainly due to two factors: a favorable USD 12 million adjustment of variable personnel expenses in the same quarter last year, and an increase in restructuring charges which increased to USD 18 million. Excluding last year’s favorable adjustment and restructuring charges, expenses were down by 2%.

Sales

Gross deposits declined by 2% to USD 10.3 billion. Deposits in Retirement Plans declined slightly from USD 8.1 billion to USD 7.8 billion as a result of lower takeover deposits. Gross deposits in Variable Annuities were down by USD 0.3 billion to USD 0.8 billion, mainly driven by lower market demand as a result of the implementation of the Department of Labor fiduciary rule and partners deciding to offer their own variable annuity solutions. Deposits in Mutual Funds increased from USD 1.2 billion to USD 1.5 billion, reflecting increased allocation from key distribution partners driven by the above average Morningstar ratings of the funds offered.

Total net outflows amounted to USD 2.3 billion in the second quarter. Net outflows in Retirement Plans amounted to USD 1.5 billion and included USD 1.8 billion of contract discontinuances in the business acquired from Mercer. Outflows from contract discontinuances remained at an elevated level due to conversion to the Transamerica recordkeeping platform, and are projected to increase significantly in the second half of this year as the conversions near completion. Transamerica is continuing to build momentum in the mega market leveraging an expanded client referral network and new producers that now look to Transamerica to help them solve their customer needs. Net outflows in Variable Annuities amounted to USD 0.5 billion, mainly driven by lower gross deposits. Net inflows in Mutual Funds of USD 0.2 billion were mainly driven by increased gross deposits. Fixed Annuities experienced net outflows of USD 0.3 billion.

New life sales were down by 12% to USD 137 million, mainly driven by lower indexed universal life and term life sales. Indexed universal life sales were lower compared with the same quarter last year, but were up compared with last quarter. The sequential momentum in sales reflects various initiatives that have been implemented to improve service levels as well as new product launches. Sales of term life products also declined due to the focus on profitability in a highly competitive market.

New premium production for accident & health insurance was stable at USD 212 million, with higher travel sales offset by reduced demand for group voluntary benefit insurance as a result of uncertainty around potential changes to the Affordable Care Act and product exits. Travel sales increased by 17% and amounted to USD 105 million for the quarter. Travel sales are expected to reduce by over 75% as of the first quarter of 2018 and to nil by the end of 2018, as part of the earlier announced strategic decision to exit the Affinity, Direct TV and Direct Mail distribution channels.

Market consistent value of new business

Market consistent value of new business increased by 39% to USD 97 million mainly as a result of higher interest rates and a more favorable product mix.

Revenue-generating investments

Revenue-generating investments decreased by 1% during the second quarter to USD 474 billion. The impact from the divestment of the majority of the run-off business on general account assets was largely offset by the favorable impact from higher equity markets and lower interest rates, especially on off balance sheet investments.

Americas
USD millions	Notes	2Q 2017	2Q 2016%		1Q 2017%		YTD 2017	YTD 2016%

Underlying earnings before tax by line of business
Life		46	39	20	36	30	82	86	(5)
Accident & Health		65	20	n.m.	58	13	123	64	94
Retirement Plans		79	69	14	71	10	150	123	21
Mutual Funds		12	12	4	10	20	22	22	2
Variable Annuities		102	97	5	86	18	189	178	6
Fixed Annuities		44	45	(4)	49	(11)	92	97	(5)
Stable Value Solutions		24	24	1	23	2	47	48	(1)
Latin America		2	-	n.m.	-	n.m.	2	-	n.m.
Underlying earnings before tax		374	305	23	333	12	707	618	14

Fair value items		(36)	(122)	71	(21)	(69)	(57)	(365)	84
Realized gains / (losses) on investments		21	5	n.m.	11	88	32	41	(23)
Net impairments		5	(17)	n.m.	(4)	n.m.	1	(53)	n.m.
Other income / (charges)		247	45	n.m.	(3)	n.m.	244	39	n.m.
Run-off businesses		11	21	(45)	33	(66)	44	52	(15)
Income before tax		622	236	163	349	78	971	333	192
Income tax		(186)	(44)	n.m.	(92)	(103)	(278)	(36)	n.m.
Net income / (loss)		436	192	127	257	70	693	296	134

Net underlying earnings		274	223	23	246	11	520	456	14

Commissions and expenses		1,067	1,060	1	1,058	1	2,126	2,236	(5)
of which operating expenses		466	450	4	448	4	913	929	(2)

Gross deposits (on and off balance) by line of business	10
Life		2	2	(30)	2	(15)	3	5	(28)
Retirement Plans		7,835	8,073	(3)	11,371	(31)	19,206	19,867	(3)
Mutual Funds		1,495	1,246	20	1,323	13	2,818	3,019	(7)
Variable Annuities		846	1,139	(26)	877	(4)	1,723	2,351	(27)
Fixed Annuities		83	61	34	90	(8)	172	128	34
Latin America		16	2	n.m.	3	n.m.	19	4	n.m.
Total gross deposits		10,276	10,524	(2)	13,666	(25)	23,942	25,374	(6)

Net deposits (on and off balance) by line of business	10
Life		(8)	(11)	23	(8)	(11)	(16)	(19)	15
Retirement Plans		(1,596)	181	n.m.	627	n.m.	(969)	5,430	n.m.
Mutual Funds		186	103	80	(274)	n.m.	(88)	369	n.m.
Variable Annuities		(508)	58	n.m.	(459)	(11)	(968)	223	n.m.
Fixed Annuities		(310)	(328)	6	(319)	3	(629)	(683)	8
Latin America		9	-	n.m.	1	n.m.	10	1	n.m.
Total net deposits excluding run-off businesses		(2,227)	3	n.m.	(432)	n.m.	(2,660)	5,322	n.m.
Run-off businesses		(84)	(119)	29	(176)	52	(260)	(383)	32
Total net deposits / (outflows)		(2,311)	(115)	n.m.	(609)	n.m.	(2,920)	4,939	n.m.

New life sales	10
Life single premiums		23	31	(25)	26	(12)	50	61	(19)
Life recurring premiums annualized		135	153	(12)	132	2	267	308	(13)
Total recurring plus 1/10 single		137	156	(12)	135	2	272	315	(14)

Life		126	144	(13)	122	3	248	294	(16)
Latin America		11	12	(6)	12	(11)	23	21	14
Total recurring plus 1/10 single		137	156	(12)	135	2	272	315	(14)

New premium production accident and health insurance		212	211	-	267	(21)	479	482	(1)

Revenue-generating investments
		Jun. 30, 2017	Mar. 31, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		474,172	477,965	(1)	464,595	2
Investments general account		89,120	98,971	(10)	98,145	(9)
Investments for account of policyholders		118,864	117,032	2	113,223	5
Off balance sheet investments third parties		266,188	261,962	2	253,227	5

Europe

🌑	Underlying earnings before tax increase by 21% to EUR 195 million driven by the United Kingdom
🌑	Net income amounted to EUR 135 million
🌑	Gross deposits of EUR 12.0 billion driven by record UK platform sales
🌑	UK platform assets of GBP 107 billion as a result of net inflows and favorable markets

Execution of strategy

In its established markets in the Netherlands and the United Kingdom, Aegon aims to improve its customer experience by introducing digital innovations and capturing a larger share of the customer value chain. In the United Kingdom, Aegon’s platform grew to GBP 107 billion following record platform sales in the quarter. The upgrade program continued to make good progress, with GBP 1.2 billion assets upgraded in the second quarter. In the

Netherlands, Aegon’s defined contribution pension solutions (PPI) reached EUR 1.5 billion in assets under management, in line with its strategy to shift to fee-based products.

Aegon focuses on profitable growth in CEE and Spain & Portugal, where it aims to grow mostly in protection products. In the second quarter, protection products and product riders represented 44% of CEE’s life sales, up from 40% last year. The second quarter results clearly demonstrate the benefits from the continued shift towards these products with an increase in underwriting results in both CEE and Spain & Portugal.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 21% compared with the second quarter of 2016 to EUR 195 million. Higher fee income in the United Kingdom due to favorable equity markets and better non-life underwriting results in the Netherlands were partly offset by lower investment income in the Netherlands.

🌑	Underlying earnings in the Netherlands declined by 2% to EUR 136 million. Earnings from Pensions declined from EUR 59 million to EUR 45 million, mainly due to lower investment income following lower yields on investments, while last year’s quarter included a EUR 4 million one-time benefit. Life & Savings earnings were stable at EUR 74 million, as a higher interest result in Savings was offset by lower investment income in Life due to interest rate resets on mortgages and an increased level of prepayments. This is a reflection of the current trend in the Dutch market to refinance retail mortgages. Non-life earnings returned to a profit of EUR 13 million following favorable claims experience in the disability portfolio on current accident years, supported by management actions. In addition, positive results on previous accident years were driven by a EUR 5 million provision release.
🌑	In the United Kingdom, underlying earnings increased strongly to EUR 35 million. Life earnings increased to EUR 19 million, driven by higher results on inflation-linked bonds, which can fluctuate. Earnings from Pensions increased to EUR 15 million as a result of the impact from higher equity markets on fee income, and a EUR 4 million one-time refund of reinsurance premiums.
🌑	CEE’s underlying earnings increased by 32% to EUR 19 million, This increase was driven by higher non-life results in Hungary and higher underwriting results in Slovakia and the Czech Republic, reflecting the continued shift to protection products and product riders.
🌑	Underlying earnings in Spain & Portugal increased to EUR 5 million, driven by higher underwriting results in the Santander joint ventures in Spain and Portugal as well as a EUR 2 million one-time gain.

Net income

Net income from Aegon’s businesses in Europe amounted to a profit of EUR 135 million. The loss from fair value items was EUR 165 million. Positive real estate revaluations in the Netherlands were more than offset by a negative result on the guarantee provision in the Netherlands mainly driven by adverse credit spread movements, as well as negative fair value changes on equity hedges in the United Kingdom and interest rate hedges in the Netherlands to protect Aegon’s capital position. Realized gains totaled EUR 89 million, and were mainly related to the sale of corporate bonds in the Netherlands to improve the risk profile of the general account investment portfolio. Other income of EUR 64 million included a EUR 82 million release of the expense reserve related to the divested UK annuity business, following the completion of the Rothesay Part VII transfer. This was partly offset by EUR 8 million of restructuring expenses for the Dutch pension business and EUR 15 million of integration costs for Cofunds in the United Kingdom.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe increased by 150 basis points to 7.7%, excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding. For the Netherlands, return on capital stood at 8.9%. The return in the United Kingdom was 4.7%, in CEE 17.4% and in Spain & Portugal 2.0%.

Operating expenses

Operating expenses increased by 12% to EUR 412 million. This was mainly caused by the acquisitions of Cofunds and BlackRock’s defined contribution business in the United Kingdom, neither of which were included in the same quarter last year. The second quarter of 2017 included EUR 23 million of integration and restructuring expenses.

Sales

Gross deposits almost tripled to EUR 12.0 billion. This increase was driven by UK platform deposits and savings deposits in the Netherlands. Gross deposits in the United Kingdom increased from EUR 1.5 billion to a record EUR 10.0 billion. This was mainly driven by strong institutional platform sales, which can be fluctuate. Continued strong performance of Aegon’s online bank Knab led to an increase in the Netherlands to EUR 1.9 billion. Gross deposits in CEE increased by 25% to EUR 81 million, largely driven by an increase of pension deposits in Romania and Hungary.

Net deposits for Europe increased to EUR 1.9 billion, driven by the United Kingdom and reflect increased net platform inflows. Production of mortgages in the Netherlands in the second quarter of 2017 were record high at EUR 2.3 billion, of which EUR 1.2 billion was related to third-party investor demand driven by the Dutch Mortgage Fund. In the first half of 2017, Aegon was the number three mortgage provider in the Dutch market.

New life sales declined by 13% to EUR 65 million in the second quarter, mainly reflecting the exit from UK annuities.

New premium production for accident & health decreased by 37% to EUR 6 million due to lower sales of disability products in the Netherlands. New premium production for general insurance increased by 12% to EUR 30 million, supported by a portfolio acquisition in Hungary.

Market consistent value of new business

The market consistent value of new business (MCVNB) in Europe declined by 21% to EUR 31 million. Strong increases in Spain & Portugal and CEE were more than offset by a reduction in the value of new business in the Netherlands and the United Kingdom. In the Netherlands, the decline was mainly due to the exclusion of mortgage sales from the MCVNB calculation, while in the United Kingdom lower margins on group pension sales and the exit from UK annuities were the main causes. MCVNB on the UK platform business was positive for the first time due to increasing scale.

Revenue-generating investments

Revenue-generating investments decreased by 1% to EUR 265 billion in the second quarter, as higher interest rates and unfavorable currency movements more than offset net inflows.

Europe
EUR millions	Notes	2Q 2017	2Q 2016%		1Q 2017%		YTD 2017	YTD 2016%

Underlying earnings before tax
The Netherlands		136	138	(2)	118	16	254	267	(5)
United Kingdom		35	7	n.m.	33	4	68	30	124
Central & Eastern Europe		19	14	32	17	9	36	29	26
Spain & Portugal		5	-	n.m.	1	n.m.	6	3	68
Underlying earnings before tax		195	160	21	169	15	364	330	10

Fair value items		(165)	(190)	13	(56)	(196)	(221)	(261)	16
Realized gains / (losses) on investments		89	223	(60)	67	34	156	240	(35)
Net impairments		(3)	(4)	41	(5)	47	(8)	(4)	(96)
Other income / (charges)	5	64	(701)	n.m.	8	n.m.	72	(700)	n.m.
Income before tax		180	(512)	n.m.	183	(2)	363	(395)	n.m.
Income tax		(45)	6	n.m.	(53)	15	(98)	(12)	n.m.
Net income / (loss)		135	(506)	n.m.	131	3	265	(407)	n.m.

Net underlying earnings		152	117	30	127	20	279	255	9

Commissions and expenses		545	522	4	539	1	1,084	1,067	2
of which operating expenses		412	369	12	395	4	807	729	11

Gross deposits (on and off balance)	10
The Netherlands		1,877	1,511	24	2,022	(7)	3,899	3,367	16
United Kingdom		10,042	1,506	n.m.	7,957	26	17,999	3,025	n.m.
Central & Eastern Europe		81	64	25	69	17	150	126	19
Spain & Portugal		7	6	13	7	(2)	13	11	15
Total gross deposits		12,007	3,088	n.m.	10,054	19	22,061	6,529	n.m.

Net deposits (on and off balance)	10
The Netherlands		353	445	(21)	411	(14)	764	1,227	(38)
United Kingdom		1,492	(328)	n.m.	313	n.m.	1,805	(421)	n.m.
Central & Eastern Europe		53	39	37	46	15	99	79	26
Spain & Portugal		4	3	19	4	(1)	8	5	46
Total net deposits / (outflows)		1,901	159	n.m.	774	146	2,675	890	n.m.

New life sales	6, 10
Life single premiums		198	256	(23)	230	(14)	428	609	(30)
Life recurring premiums annualized		45	49	(8)	44	3	89	99	(10)
Total recurring plus 1/10 single		65	75	(13)	67	(3)	132	160	(17)

Life		50	59	(15)	50	-	100	117	(15)
Pensions		15	16	(7)	17	(10)	32	42	(25)
Total recurring plus 1/10 single		65	75	(13)	67	(3)	132	160	(17)

The Netherlands		21	23	(10)	28	(25)	49	62	(21)
United Kingdom		9	20	(54)	8	11	17	38	(54)
Central & Eastern Europe		21	21	2	20	10	41	40	3
Spain & Portugal		13	11	27	11	20	25	20	21
Total recurring plus 1/10 single		65	75	(13)	67	(3)	132	160	(17)

New premium production accident and health insurance		6	9	(37)	17	(68)	23	19	23
New premium production general insurance		30	27	12	27	13	57	51	11

Revenue-generating investments
		Jun. 30, 2017	Mar. 31, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		264,636	267,308	(1)	164,487	61
Investments general account		57,079	57,857	(1)	58,264	(2)
Investments for account of policyholders		94,071	96,883	(3)	96,276	(2)
Off balance sheet investments third parties		113,485	112,568	1	9,946	n.m.

Europe Segments, 2Q 2017 geographically
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Underlying earnings before tax geographically by line of business
Life		74	19	9	2	104
Pensions	13	45	15	3	-	63
Non-life		13	-	7	3	23
Other		4	-	-	-	4
Underlying earnings before tax		136	35	19	5	195

Fair value items		(138)	(27)	-	-	(165)
Realized gains / (losses) on investments		85	3	1	-	89
Impairment charges		(5)	-	(2)	-	(7)
Impairment reversals		4	-	-	-	4
Other income / (charges)	5	(8)	72	-	-	64
Income / (loss) before tax		74	83	18	5	180
Income tax (expense) / benefit		(15)	(26)	(2)	(2)	(45)
Net income / (loss)		59	57	16	3	135

Net underlying earnings		106	26	17	3	152
Commissions and expenses		242	195	64	44	545
of which operating expenses		214	141	36	21	412

Europe Segments, 2Q 2016 geographically
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Underlying earnings before tax geographically by line of business
Life		74	7	6	(3)	85
Pensions		59	-	3	-	62
Non-life		(4)	-	5	3	5
Other		9	-	-	-	9
Underlying earnings before tax		138	7	14	-	160

Fair value items		(185)	(6)	-	-	(190)
Realized gains / (losses) on investments		93	131	-	(1)	223
Impairment charges		(8)	-	-	-	(8)
Impairment reversals		4	-	-	-	4
Other income / (charges)	5	(20)	(681)	-	-	(701)
Income / (loss) before tax		22	(548)	14	-	(512)
Income tax (expense) / benefit		(4)	14	(3)	(2)	6
Net income / (loss)		19	(533)	11	(3)	(506)

Net underlying earnings		108	-	12	(2)	117
Commissions and expenses		250	171	59	41	522
of which operating expenses		214	99	35	21	369

Asia

🌑	Underlying earnings before tax increase to USD 12 million
🌑	Net loss amounts to USD 1 million due to higher taxable commissions in China
🌑	New life sales increase by 7% to USD 38 million driven by higher protection sales in China
🌑	Gross deposits decrease to USD 54 million due to lower interest rates and strict adherence to Aegon’s pricing policy

Execution of strategy

Aegon focuses on three fast-growing and underserved customer segments in Asia: High-Net Worth (HNW) individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct-to-consumer digital distribution platforms in markets in which Aegon does not have an insurance license.

Aegon aims to continue growing its distribution network and product portfolio in Asia. During the quarter, Aegon launched a new guaranteed minimum death benefit product (GMDB) enabling it to further strengthen its variable annuity product offerings in Japan. In India, Aegon continues to make progress on implementing its direct-to-consumer strategy as both the online sales and direct sales force channels showed strong growth during the quarter. In China, Aegon continues to be a leading player in the protection market with the continued success of its recently launched critical illness product.

Underlying earnings before tax

In the second quarter of 2017, Aegon’s underlying earnings before tax in Asia increased from USD 1 million a year ago to USD 12 million, mainly due to higher earnings from the HNW businesses and China.

🌑	Earnings from HNW businesses increased by USD 8 million to USD 18 million. This increase was driven by growth of the business and lower charges related to anticipated investment yields. The charge that related to lower than anticipated investment yields was USD 3 million lower than in the same quarter of last year.
🌑	Earnings from Aegon Insights amounted to USD 1 million. This was primarily due to lower operating expenses as a result of the rationalization of unprofitable sales campaigns.
🌑	The loss from Strategic partnerships in China, Japan and India improved by USD 4 million to USD 7 million as a result of favorable persistency.

Net income

The net loss from Aegon’s operations in Asia amounted to USD 1 million. The loss from fair value items of

USD 1 million was mainly due to hedging results in the variable annuity business in Japan, while realized gains of USD 2 million were the result of normal trading activity. Income tax increased to USD 14 million due to relatively high profits for tax purposes in China and the HNW business, and a tax expense of USD 5 million that mainly related to higher taxable commissions in China following continued strong sales.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia, excluding revaluation reserve, was -0.9%.

Operating expenses

Operating expenses remained stable at USD 41 million in the second quarter. Higher expenses in China as a result of strong sales during the quarter were offset by lower expenses in Japan due to expense management initiatives, and Aegon Insights due to the continued rationalization of sales campaigns.

Sales

New life sales increased by 7% to USD 38 million.

🌑	Sales from HNW businesses decreased by 22% to USD 19 million due to the continued competitive environment.
🌑	Sales from Strategic partnerships increased by 69% to USD 19 million, primarily driven by continued strong sales in China following the successful launch of a new critical illness product.

New premium production from accident & health insurance remained stable at USD 4 million.

Gross deposits from Strategic partnerships decreased by 50% to USD 54 million. Increased inflows from foreign currency variable annuities were more than offset by lower Japanese Yen-denominated variable annuity sales. The latter was the result of a pricing change in order to maintain profitability by strictly adhering to Aegon’s pricing policy. Net deposits decreased by 62% to USD 34 million, which reflects lower gross deposits and higher lapse experience in the Japanese variable annuity business.

Market consistent value of new business

The market consistent value of new business in Asia increased by USD 19 million to USD 18 million. This was mainly caused by higher interest rates and strong profitable sales in China.

Revenue-generating investments

Revenue-generating investments increased by 3% to USD 8.9 billion during the second quarter of 2017. This was driven by favorable market movements and growth of the HNW businesses.

Asia
USD millions	Notes	2Q 2017	2Q 2016%		1Q 2017%		YTD 2017	YTD 2016%

Underlying earnings before tax by line of business
High net worth businesses		18	10	72	17	5	35	24	48
Aegon Insights		1	2	(18)	1	32	2	-	n.m.
Stategic partnerships		(7)	(11)	32	(5)	(42)	(12)	(22)	43
Underlying earnings before tax		12	1	n.m.	13	(8)	25	2	n.m.

Fair value items		(1)	(8)	87	1	n.m.	-	(5)	96
Realized gains / (losses) on investments		2	1	55	(3)	n.m.	(1)	6	n.m.
Net impairments		-	-	n.m.	-	(21)	-	(1)	n.m.
Income before tax		13	(6)	n.m.	10	24	23	1	n.m.

Income tax		(14)	(6)	(148)	(14)	4	(28)	(11)	(165)
Net income / (loss)		(1)	(12)	92	(4)	77	(5)	(10)	51

Net underlying earnings		(2)	(4)	55	(2)	5	(4)	(9)	53

Commissions and expenses		60	63	(5)	61	(2)	122	128	(5)
of which operating expenses		41	40	2	43	(5)	83	83	1

China		-	-	n.m.	2	(91)	2	3	(35)
Japan		53	106	(50)	76	(29)	129	183	(29)
Total gross deposits		54	106	(50)	78	(31)	131	186	(30)

China		(1)	(1)	(18)	1	n.m.	1	2	(75)
Japan		35	91	(61)	57	(38)	92	153	(40)
Total net deposits / (outflows)		34	90	(62)	58	(41)	92	155	(41)

New life sales	10
Life single premiums		178	233	(23)	256	(30)	434	486	(11)
Life recurring premiums annualized		20	12	67	30	(35)	50	28	81
Total recurring plus 1/10 single		38	35	7	56	(33)	93	76	23

High net worth businesses		19	24	(22)	23	(17)	41	45	(8)
Stategic partnerships		19	11	69	33	(43)	52	31	67
Total recurring plus 1/10 single		38	35	7	56	(33)	93	76	23

New premium production accident and health insurance		4	4	(22)	5	(32)	9	11	(18)

Revenue-generating investments
		Jun. 30, 2017	Mar. 31, 2017%		Dec. 31, 2016%
Revenue-generating investments (total)		8,937	8,719	3	8,503	5
Investments general account		5,819	5,668	3	5,620	4
Off balance sheet investments third parties		3,117	3,051	2	2,883	8

Asset management

🌑	Underlying earnings before tax decline to EUR 32 million mainly due to lower management fees
🌑	Net income amounts to EUR 22 million
🌑	Other third-party net inflows increase to EUR 2.5 billion
🌑	Assets under management decrease to EUR 309 billion largely driven by the US run-off divestment

Execution of strategy

Aegon aims to achieve strong growth in asset management by leveraging its international capabilities across asset allocation, fixed income, equity, real estate and research, in addition to developing and distributing strategies from across its locations, deepening its presence in existing markets, and furthering its geographical expansion.

An important part of this strategy is to further leverage the expertise across the global asset management organization. In the second quarter of 2017, Aegon launched the Investment Solution Center, a new knowledge hub for investment strategy solutions. By combining the knowledge and expertise throughout the asset management organization, the company is able to offer market-leading investment strategy solutions and high-quality investment products to its clients.

In the United Kingdom, Aegon launched the Kames Active Beta Property Fund to enable pension schemes to track the UK commercial property funds market by investing in a portfolio of open-ended balanced funds. This unique fund helps mitigate the liquidity risks that come with investments in open-ended property funds, while also delivering returns with a risk profile appropriate for pension schemes seeking property market returns.

Underlying earnings before tax

Underlying earnings before tax from Aegon Asset Management in the second quarter of 2017 declined by 14% to EUR 32 million, as lower expenses were more than offset by lower management fees.

🌑	Earnings in the Americas remained stable at EUR 15 million in the second quarter of this year. Lower expenses and higher performance fees were offset by lower management and origination fees.
🌑	Earnings in the Netherlands more than doubled to EUR 5 million, mainly as a result of higher management fees driven by net inflows in the Dutch Mortgage Fund.
🌑	Earnings in the United Kingdom declined from EUR 8 million to EUR 5 million due to lower management fees and adverse currency movements. Lower management fees resulted from outflows in the general account due to the divestment of the UK annuity book, and outflows in other third-party following a contract loss earlier this year.
🌑	Earnings from Strategic partnerships amounted to EUR 10 million. Lower performance fees from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC) were only partly offset by higher earnings from La Banque Postale Asset Management (LBPAM).

Net income

Net income from asset management declined by 9% to EUR 22 million, mainly as a result of lower underlying earnings.

Revenues

Total revenues decreased by 6% to EUR 140 million. Management fees declined by 5% to EUR 120 million, mainly due to adverse currency movements and net outflows in the Americas and United Kingdom earlier this year. On a constant currency basis, management fees were down by 3%. Annualized management fees from other third parties as a percentage of average assets under management from other third parties remained stable at 20 basis points. Performance fees were stable at EUR 4 million as higher fees in the Americas were offset by lower performance fees in AIFMC. Other revenues declined by EUR 3 million to EUR 16 million, partly driven by lower origination fees in the Americas.

Operating expenses

Operating expenses decreased to EUR 109 million, driven by lower expenses in the Americas. The cost/income ratio increased to 78%, as the effect of lower expenses was more than offset by the decline in income. Annualized operating expenses as a percentage of average assets under management increased to 14 basis points.

Sales

Gross inflows in other third-party increased by 28% to EUR 13.5 billion in the second quarter as a result of higher gross inflows in the Americas and in the Netherlands.

Total third-party net inflows this quarter amounted to EUR 0.2 billion, as inflows in other third-party were almost entirely offset by net outflows in third-party affiliates. Third-party affiliates outflows of EUR 2.3 billion were mainly caused by outflows in the Americas and the Netherlands.

Other third-party net inflows increased to EUR 2.5 billion, mainly driven by net inflows of EUR 1.5 billion in the Americas. The Netherlands showed net inflows of EUR 0.9 billion as a result of continued strong inflows in the Dutch Mortgage Fund. Net inflows in Strategic partnerships increased to EUR 0.7 billion as a result of higher inflows from AIFMC. These inflows were only partly offset by net outflows in the United Kingdom.

In the third quarter of 2017, LPBAM was awarded a new mandate totaling EUR 23 billion by CNP Assurances, the largest risk and savings solutions insurance company in France. The new mandate brings LBPAM’s total assets under management to EUR 203 billion. As Aegon has a 25% stake in LBPAM, a quarter of the assets related to the new mandate will be recorded in other third-party deposits and assets under management as of the third quarter of 2017.

Assets under management

Assets under management decreased by 5% compared with the previous quarter to EUR 309 billion. Net inflows in other third-party were more than offset by EUR 11 billion net outflows following the divestment of the majority of the run-off businesses in the US, and adverse currency movements.

Performance1

Long-term investment performance of the most strategically important funds in the Netherlands, the Americas and the United Kingdom continued to be strong and well above benchmarks (with 100% of tracked assets in the Netherlands outperforming their respective benchmarks over rolling 3 and 5 years; 97% and 98% of the tracked assets in the Americas; and 81% and 100% of tracked assets in the United Kingdom). In the Netherlands one-year rolling investment performance was above benchmarks for 100% of tracked assets. Rolling one-year performance in the Americas was also strong, standing at 92%. In the United Kingdom, one year rolling investment performance was impacted by underperformance in recent quarters (68% of tracked assets outperforming over rolling 1 year).

Return on capital

The return on average capital invested in Aegon Asset Management in 2Q 2017, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 19%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

1. Benchmarks differ per product, and include markets, official benchmarks, and tailor-made benchmarks.

Asset Management
EUR millions	Notes	2Q 2017	2Q 2016%		1Q 2017%		YTD 2017	YTD 2016%

Americas		15	15	3	15	(2)	30	32	(4)
The Netherlands		5	2	93	5	1	9	4	102
United Kingdom		5	8	(41)	5	(13)	10	17	(41)
Rest of World		(2)	-	n.m.	(2)	24	(4)	(2)	(122)
Strategic partnerships		10	12	(23)	14	(34)	24	31	(22)
Underlying earnings before tax		32	37	(14)	37	(14)	69	82	(16)
Realized gains / (losses) on investments		-	1	(59)	2	(84)	2	1	159
Other income / (charges)		(1)	-	n.m.	-	n.m.	(1)	-	(65)

Income before tax		32	38	(17)	39	(20)	71	82	(14)
Income tax		(10)	(14)	30	(12)	21	(22)	(26)	18
Net income / (loss)		22	24	(9)	27	(20)	49	56	(12)

Net underlying earnings		22	24	(6)	26	(14)	48	56	(14)

Revenues
Management fees		120	126	(5)	122	(2)	242	253	(4)
Performance fees		4	4	17	3	30	8	20	(60)
Other		16	19	(16)	20	(22)	36	35	2
Total revenue *		140	148	(6)	146	(4)	286	307	(7)

General account		42	40	5	42	(1)	84	83	1
Third-party		98	108	(9)	104	(5)	202	224	(10)
Of which affiliates		25	29	(14)	25	(1)	50	58	(13)
Of which other third-party		73	80	(8)	78	(7)	152	166	(9)
Total revenue *		140	148	(6)	146	(4)	286	307	(7)

Operating Expenses		109	110	(1)	107	2	217	224	(3)

Cost / income ratio		78.1%	74.3%	5	73.6%	6	75.8%	73.1%	4

Gross flows other third-party
Americas		3,713	1,093	n.m.	1,058	n.m.	4,772	1,896	152
The Netherlands		979	682	44	627	56	1,606	2,439	(34)
United Kingdom		1,214	1,341	(9)	1,453	(16)	2,667	2,897	(8)
Rest of World **		(26)	(289)	91	47	n.m.	21	(366)	n.m.
Strategic partnerships		7,612	7,680	(1)	7,822	(3)	15,433	16,733	(8)
Gross flows other third-party		13,492	10,506	28	11,006	23	24,498	23,598	4

Net flows other third-party
Americas		1,542	681	126	396	n.m.	1,938	242	n.m.
The Netherlands		888	481	85	(1,341)	n.m.	(453)	2,112	n.m.
United Kingdom		(655)	(373)	(76)	(5,450)	88	(6,105)	(15)	n.m.
Rest of World **		41	44	(8)	38	6	79	(62)	n.m.
Strategic partnerships		676	212	n.m.	97	n.m.	773	1,009	(23)
Net flows other third-party		2,491	1,046	138	(6,260)	n.m.	(3,769)	3,286	n.m.
* Net fees and commissions ** Rest of world include intragoup eliminations from internal sub-advised agreements.
Assets under management
		Jun. 30, 2017	Mar. 31, 2017%		Dec. 31, 2016%
Americas		109,906	124,943	(12)	124,993	(12)
The Netherlands		84,804	87,392	(3)	88,982	(5)
United Kingdom		50,632	53,005	(4)	57,783	(12)
Rest of World		2,676	2,614	2	2,523	6
Strategic partnerships		61,039	57,601	6	57,345	6
Total assets under management		309,056	325,556	(5)	331,627	(7)
General account *		111,000	127,358	(13)	128,111	(13)
Third-party		198,057	198,197	-	203,515	(3)
Of which affiliates *		68,526	72,377	(5)	72,626	(6)
Of which other third-party **		129,530	125,821	3	130,889	(1)

*   Please note that the numbers provided in this line are also included in other primary segments.

**  Includes pooled fund sales that are recognized on the balance sheet of Aegon UK.

    These assets are eliminated in our consolidated revenue generating investments.

Market consistent value of new business
		MCVNB					MCVNB
EUR millions, after tax		2Q 2017	2Q 2016%		1Q 2017%		YTD 2017	YTD 2016%

Americas		88	62	43	111	(21)	199	142	40
Europe		31	39	(21)	37	(16)	67	95	(29)
Asia		16	(1)	n.m.	24	(34)	40	(5)	n.m.
Total		134	100	35	172	(22)	306	232	32

Modeled new business: APE
		Premium business APE					Premium business APE
EUR millions	Notes	2Q 2017	2Q 2016	%	1Q 2017	%	YTD 2017	YTD 2016	%
	7
Americas		302	320	(6)	373	(19)	675	706	(4)
Europe		342	287	19	436	(22)	778	672	16
Asia		37	35	7	57	(35)	94	78	21
Total		681	642	6	867	(21)	1,548	1,456	6

Modeled new business: Deposits
	Deposit business Deposits						Deposit business Deposits
EUR millions	Notes	2Q 2017	2Q 2016	%	1Q 2017	%	YTD 2017	YTD 2016	%
	7
Americas		4,146	4,462	(7)	4,848	(14)	8,994	10,512	(14)
Europe		35	69	(49)	44	(20)	80	138	(42)
Asia		48	94	(49)	73	(34)	121	167	(27)
Total		4,230	4,625	(9)	4,965	(15)	9,195	10,817	(15)

MCVNB/PVNBP summary
		Premium business					Premium
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	2Q 2017%			%		YTD 2017	YTD 2016%		%
	8
Americas		70	1,422	4.9	23.2		150	3,046	4.9	22.3
Europe		32	3,487	0.9	9.5		65	6,919	0.9	8.3
Asia		15	297	4.9	39.4		39	747	5.2	41.3
Total		117	5,206	2.2	17.2		254	10,712	2.4	16.4

		Deposit business					Deposit
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	2Q 2017%			%		YTD 2017	YTD 2016%		%
	8
Americas		18	5,991	0.3	0.4		48	13,851	0.3	0.5
Europe		(2)	172	(1.0)	(4.8)		2	519	0.5	3.1
Asia		1	48	2.7	2.7		1	121	1.0	1.0
Total		18	6,212	0.3	0.4		52	14,492	0.4	0.6

Currencies

Income statement items: average rate 1 EUR = USD 1.0822 (2016: USD 1.1160).

Income statement items: average rate 1 EUR = GBP 0.8596 (2016: GBP 0.7784).

Balance sheet items: closing rate 1 EUR = USD 1.1406 (2016: USD 1.1110; year-end 2016: USD 1.0548).

Balance sheet items: closing rate 1 EUR = GBP 0.8781 (2016: GBP 0.8311; year-end 2016: GBP 0.8536).

Operational highlights – first half year of 2017

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first half of 2017 increased by 14% compared with the first half of 2016 to EUR 1,022 million. The increase was largely driven by improved underwriting results in all regions, higher fee income and expense savings, which more than offset lower asset management earnings and a higher loss from the holding.

Underlying earnings from the Americas increased by 18% to EUR 653 million, mainly driven by higher fee revenue from favorable equity markets, expense savings and improved claims experience. Expense savings and the improvement of profitability in the life & health businesses are important building blocks of the five part plan.

In Europe, underlying earnings increased by 10% to EUR 364 million. Higher fee income due to favorable equity markets, an improvement in non-life results and positive one-time items more than offset lower investment income in the Netherlands due to prepayments and interest rate resets on mortgages.

The result from Aegon’s operations in Asia increased from EUR 1 million to EUR 23 million. This increase was mainly due to higher earnings from the High Net Worth businesses and China.

Underlying earnings from Aegon Asset Management declined by EUR 13 million to EUR 69 million, as lower expenses were more than offset by lower management fees. Furthermore, performance fees were down compared with last year’s exceptionally high level.

The result from the holding declined by EUR 18 million to a loss of EUR 87 million partly driven by higher project-related expenses.

Net income

Net income amounted to EUR 907 million in the first half of 2017 compared with a loss of EUR 242 million last year. Results in the first half of 2017 benefited from a gain related to the divestment of the majority of the US run-off businesses, while last year’s results included the book loss on the annuity divestment in the United Kingdom. Furthermore, the loss from fair value items decreased significantly compared with last year.

Fair value items

The loss from fair value items decreased from EUR 736 million last year to EUR 244 million this year. In the first half of 2017, positive real estate revaluations in the Netherlands were more than offset by negative fair value changes on hedges in place to protect Aegon’s capital position. Last year, fair value losses mainly related to underperformance of alternative investments, the accounting mismatch on the macro equity hedge program in the United States, and interest rate hedges in the Netherlands.

Realized gains on investments

Realized gains on investments amounted to EUR 187 million, and were mainly related to the sale of sovereign and corporate bonds in the Netherlands.

Impairment charges

Net impairments of EUR 9 million reflect the continued benign credit environment.

Other income

Other income of EUR 297 million was mainly driven by a EUR 231 million pre-tax gain on the transaction with Wilton Re, including a gain from the discontinuance of hedge accounting treatment for previously closed forward starting swaps. In addition, there was a partial release of the expense reserve of EUR 82 million in the United Kingdom in relation to the divestment of the UK annuity business, in line with previous guidance.

Run-off businesses

The result from run-off businesses decreased to EUR 41 million, partly driven by the divestment of the majority of the run-off businesses, which were derecognized as of the second quarter of 2017.

Income tax

Income tax amounted to EUR 387 million in the first half of 2017, which implies an effective tax rate for the first half of 2017 of 30%. The effective tax rate on underlying earnings was 28%.

Return on equity

Return on equity increased by 70 basis points to 7.8% in the first half of 2017, mainly driven by higher net underlying earnings.

Operating expenses

In the first half year of 2017, operating expenses increased by 5% to EUR 2.0 billion, as acquisitions in the United Kingdom, an increase in integration and restructuring expenses, adverse currency movements and the non-recurrence of one-time benefits in 2016 more than offset expense reductions.

Sales

Sales were up by 25% to EUR 7.9 billion in the first half of 2017. This was mainly the result of an increase in gross deposits by 30% to EUR 68.8 billion. This increase was primarily driven by higher UK platform deposits mainly as a result of the Cofunds acquisition. In addition, asset management gross deposits increased as a result of higher gross inflows in the Americas. Net outflows amounted to EUR 3.5 billion, as the loss of an asset management contract in the United Kingdom related to the previous Guardian divestment and contract discontinuances in the business acquired from Mercer more than offset net inflows on Aegon’s platform in the United Kingdom.

New life sales declined by 8% to EUR 469 million. Lower term life and indexed universal life sales in the United States, and lower sales following the exit from UK annuities were partly offset by strong critical illness sales in China.

New premium production for accident & health and general insurance increased by 4% to EUR 530 million as a result of favorable currency movements, and higher disability insurance sales in the Netherlands.

Market consistent value of new business

The market consistent value of new business increased by 32% to EUR 306 million. The benefit from higher interest rates and strong sales in China more than offset lower pension sales in the Netherlands, as well as the exit from UK annuities. No market consistent value of new business is recognized on Cofunds deposits.

Revenue-generating investments

Revenue-generating investments were up 10% during the first half of 2017 to EUR 817 billion, as the acquisition of Cofunds and favorable equity market movements more than offset adverse currency movements, the divestment of the majority of the US run-off business and net outflows.

Capital management

Shareholders’ equity declined by EUR 0.5 billion compared with the end of 2016 to EUR 20.4 billion on June 30, 2017. The decrease was mainly driven adverse currency movements, dividend payments, and the impact of the reinsurance transaction with Wilton Re, which more than offset the positive impact of market movements on revaluation reserves. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, declined to EUR 17.1 billion – or EUR 8.21 per common share – at the end of the first half of 2017. This was mainly driven by adverse currency movements which more than offset retained earnings. The gross leverage ratio improved by 40 basis points to 29.4% as a result of the positive impact of retained earnings.

Holding excess capital increased by EUR 0.2 billion to EUR 1.7 billion, of which EUR 500 million was used on July 18, 2017 to redeem EUR 500 million senior unsecured notes. The increase was mainly driven by EUR 0.6 billion dividends from the United States, Central & Eastern Europe and Asia, which were only partly offset by funding and operating expenses as well as the payment of the cash portion of the final 2016 dividend.

Capital generation

Capital generation of the operating units, amounted to EUR 1.1 billion in the first half of 2017. Market impacts amounted to EUR 0.3 billion, mainly due to positive credit spread and interest rate movements in the Netherlands. One-time items amounted to EUR 0.3 billion, as the benefits from a reserving methodology change in Asia, derisking of the general account in the Netherlands and additional equity hedges put in place in the United Kingdom more than offset non-admissibility of deferred tax assets in the United States. Excluding market impacts and one-time items, capital generation amounted to EUR 0.6 billion in the first half of 2017.

Solvency II ratio

Aegon has obtained approval from the DNB to amend the conversion methodology for its US business under Solvency II. This includes lowering of the conversion factor from 250% to 150% RBC and reducing own funds by 100% RBC requirement to reflect transferability restrictions. The change in methodology improves the quality of capital and comparability with European peers, and increases Aegon’s group solvency ratio by 15%-points.

On a comparable basis, the group solvency ratio increased by 13%-points in the first half of 2017 as a result of the divestment of the majority of the US run-off businesses, the completion of the Rothesay Part VII transfer related to the divestment of the UK annuity book, and capital generation. These more than offset the impact of the acquisition of

Cofunds and the final 2016 dividend. Including the change in conversion methodology for the US, Aegon’s group solvency ratio increased from 157% to 185% during the first half of 2017.

The RBC ratio in the United States increased to an estimated 464% the first half of 2017, as the benefit from the divestment of the majority of the US run-off businesses and earnings more than offset dividends paid to the holding and non-admissibility of deferred tax assets. In the Netherlands, the Solvency II ratio increased to an estimated 144%, mainly as a result of positive market movements and derisking of the general account in the Netherlands. In the United Kingdom, the Solvency II ratio increased to an estimated 169%, mainly from lower capital requirements for equity risk as a result of hedges put in place to protect fee income and completion of the Rothesay Part VII transfer. These more than offset the acquisition of Cofunds.

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 2Q 2017 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 719 325 4756

United Kingdom: +44 330 336 9105

The Netherlands: +31 20 721 9251

Passcode: 557222

Two hours after the conference call, a replay will be available on aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.
Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.
For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve, cash flow hedge reserve and remeasurement to the defined benefit plans.

5)	Included in other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	2Q 2017	YTD 2017
Employee expenses	569	1,159
Administrative expenses	379	719
Operating expenses for IFRS reporting	948	1,878
Operating expenses related to jv’s and associates	53	106
Operating expenses in earnings release	1,001	1,984

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
11a)	Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

11b)	The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

12)	The results in this release are unaudited.
13)	As from 2017 the Cofunds business in the UK is included in this line as well.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity, the revaluation reserve and the reserves related to defined benefit plans. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro;
¡	Consequences of the anticipated exit of the United Kingdom from the European Union;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¡	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¡	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
¡	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.